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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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[redacted]

08029972

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-52663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IVP Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, Suite 1410
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oliver Eberstadt — 212-308-0940
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co, PC
(Name - if individual, state last, first, middle name)

855 Valley Road (Address) — Clifton (City) — New Jersey (State) — 07013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

AB 3/21

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OLIVER EBERSTADT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVP CAPITAL LLC, as of 2/28, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVP Capital, LLC

Index to Financial Statements

Year Ended December 31, 2007

Trusted Advisors for Over 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Member of
IVP Capital, LLC:

We have audited the accompanying statement of financial condition of **IVP Capital, LLC** as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IVP Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements and Determination of the Reserve Requirements under Exhibit A of Rule 15(c) 3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 25, 2008

855 Valley Road • Clifton, NJ 07013 • Tel (973) 472-6250 • Fax (973) 472-7172 • WWW.SMF-CPA.COM
New Jersey • New York • Connecticut • Florida

IVP Capital, LLC

Statement of Financial Condition

December 31, 2007

Assets

Current Assets:		
Cash	$ 14,625	
Accounts receivable	33,729	
Total Current Assets		$ 48,354
Total Assets		$ 48,354

Liabilities and Member's Capital

Current Liabilities:	
Accrued expenses	$ 16,429
Member's Equity	31,925
Total Liabilities and Member's Equity	$ 48,354

The Accompanying Notes are an Integral Part of these Financial Statements.

SMF

IVP Capital, LLC

Statement of Income

Year Ended December 31, 2007

Revenues:		
Commission income	$ 622,760	
Management and investment advisory fees	50,000	
Interest income	792	
Total Revenues		$ 673,552
Expenses:		
Professional and consulting fees	236,920	
Travel and entertainment	61,514	
Other employee compensation	45,127	
Communications and data processing	11,355	
Regulatory fees	8,999	
Management fees	7,729	
Taxes and registration fees	400	
Total Expenses		372,044
Net Income		$ 301,508

IVP Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2007

Member's Equity at Beginning of Year	$ 7,517
Member contributions	10,000
Member distributions	(287,100)
Net income	301,508
Member's Equity at End of Year	$ 31,925

The Accompanying Notes are an Integral Part of these Financial Statements.

SMF

IVP Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2007

Cash Flows From Operating Activities:		
Net income		$ 301,508
Adjustments to reconcile net income to net cash provided by operating activites:		
(Increase) in assets:		
Accounts receivable	$ (33,729)	
Increase in liabilities:		
Accrued expenses	15,767	
Net adjustments to reconcile net income to net cash provided by operating activities		(17,962)
Net Cash Provided by Operating Activities		283,546
Cash Flows From Financing Activities:		
Member contributions	10,000	
Member distributions	(287,100)	
Net Cash (Used for) Financing Activities		(277,100)
Net Increase in Cash		6,446
Cash at Beginning of Year		8,179
Cash at End of Year		$ 14,625

SMF

IVP Capital, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

IVP Capital, LLC ("the Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in finding investment opportunities and in providing investment management and advisory services to individual and institutional investors. The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealer(s).

Note 2 – Summary of Significant Accounting Policies:

A. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

B. Commission Income – Commissions are recognized as earned and reasonably determinable.

C. Management and Investment Advisory Fees – Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

D. Cash and Cash Equivalents – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

E. Concentrations of Credit Risk – Concentrations which subject the Company to credit risk include cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institution. At times such amounts may exceed federally insured limits.

F. Income Taxes – The Company is a single member limited liability company and as such, is a disregarded entity by its parent for tax purposes. Its parent, a Limited Liability Company, is not subject to federal or state corporate income tax and the taxable income or loss of the Company flows through to the parent who is responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal or state income taxes.

Note 3 – Related Party Transactions:

The Company paid a management fee to Eberstadt & Grutschus, a company owned through common ownership, in the amount of $7,729 for the year ended December 31, 2007.

Note 4 – Major Customers:

During the year ended December 31, 2007 the Company had revenue of approximately $521,921 from two customers. Total accounts receivable from major customers at December 31, 2007 were $2,474.

IVP Capital, LLC

Notes to Financial Statements

Note 5 – Net Capital Requirements:

Pursuant to the net capital provision of Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000. Net capital in aggregate indebtedness changes from day to day, but as of December 31, 2007 the Company had net capital of $8,435 which exceeded its requirement by $3,435.

Supplementary Information

IVP Capital, LLC

Schedule of Minimum Capital Requirements

Year Ended December 31, 2007

Qualified Ownership Equity:		
Total ownership equity	$ 31,925	
Ownership equity not allowable	---	
Total Qualified Ownership Equity		$ 31,925
Additions:		
Discretionary liability	---	
Other credits	---	
Total Additions		---
Total Capital and Allowable Subordinated Liabilities		31,925
Deductions:		
Unsecured accounts receivable	21,237	
Petty cash	2,001	
Total deductions before haircut on money market account		23,238
Haircut on money market account		252
Adjusted Net Capital		8,435
Net Minimum Capital Requirement (SEC Rule 15c3-1(2)(i))		5,000
Excess Net Capital		$ 3,435
Unaudited Net Capital		$ 6,529
Adjustments:		
Accounts receivable	$ 12,492	
Accrued expenses	(8,333)	
Petty cash	(2,001)	
Haircut on money market account	(252)	
Net Adjustments		1,906
Net Capital Per Above		$ 8,435

Note: There was a $1,906 difference between the above computation and the Company's corresponding un-audited Focus filing as of December 31, 2007. The difference relates to advisory fees receivable, accrued expenses, deduction of an amount in petty cash, and 2% haircut on money market account recorded at December 31, 2007.

See Independent Auditors' Report.

IVP Capital, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3

December 31, 2007

The Company is exempt from Rule 15(c)3-3 under paragraph (k)1. As such, the Company does not hold funds or securities for any customers.

Trusted Advisors for Over 50 Years

SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Supplementary Report on Internal Accounting Control

To the Member of
IVP Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **IVP Capital, LLC** (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

855 VALLEY ROAD • CLIFTON, NJ 07013 • TEL (973) 472-6250 • FAX (973) 472-7172 • WWW.SMF-CPA.COM

NEW JERSEY • NEW YORK • CONNECTICUT • FLORIDA

To the Member of
IVP Capital, LLC
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of IVP Capital, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 25, 2008

END